Exhibit 19.1

CAPRICOR THERAPEUTICS, INC.

INSIDER TRADING POLICY

(AMENDED FEBRUARY 20, 2025)

CAPRICOR THERAPEUTICS, INC.

POLICY ON INSIDER TRADING

I.INTRODUCTION

1.This Insider Trading Policy (this “Policy”) provides the standards of CAPRICOR THERAPEUTICS, INC. (the “Company”) on trading and causing the trading of the Company’s securities or securities of other publicly-traded companies while in possession of confidential information. This Policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers, employees and consultants of the Company and the second part imposes special additional trading restrictions and applies to all (i) members of the board of directors of the Company (the “Board of Directors”), (ii) persons designated by the Board of Directors as “officers” as defined by Section 16a-1(f) under the Securities Exchange Act of 1934, as amended (a “Section 16 Officer”), as well as other employees of the Company who are officers at a level of vice president or above, and (iii) family members of the individuals identified in (i) and (ii), including each individual’s spouse, other persons living in such individual’s household and minor children and entities over which such individual exercises control (each, a “Covered Person”, and collectively, “Covered Persons”). The Company will not trade in Company securities in violation of applicable securities laws or stock exchange listing standards.  This Policy is subject to modification from time to time as the Board deems necessary or advisable.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer, employee or consultant who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1.Applicability.

This Policy applies to all transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy applies to all employees and consultants of the Company and its subsidiaries, all officers of the Company and its subsidiaries and all members of the Board of Directors.

2.General Policy: No Trading or Causing Trading While in Possession of Material Non-public Information.

(a)No director, officer, employee or consultant may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Sections 3(a) and 3(b) below.)

(b)No director, officer, employee or consultant who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.

(c)In addition, no director, officer, employee or consultant may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer, employee or consultant who knows of any such material non-public information may communicate that information to any other person, including family and friends.

(d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e)Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

(f)The trading prohibitions and restrictions of this Policy do not apply to the purchase of Company securities by exercising a stock option granted by the Company to an employee, consultant, officer or director (other than through a broker-assisted cashless exercise).  However, all of the requirements and restrictions under this Policy (as well as the insider trading laws) do apply to any sale of the Company securities purchased by that option exercise.  In other words, an employee, consultant, officer or director may exercise (other than through a broker-assisted cashless exercise) a Company-granted option at any time allowed under the terms of that option, but may sell the shares acquired by that exercise only in accordance with this Policy and insider trading laws.  The cashless exercise of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore the requirements and restrictions under this Policy and insider trading laws apply.

(g)An employee who is not a Covered Person may make trades pursuant to an Approved 10b5-1 Plan, as more particularly described in Part II, Section 1 below, so long as such employee complies with the SEC Rule 10b5-1 Trading Plan Guidelines attached hereto as Exhibit A in connection with such a plan.

(h)A pre-clearance (described under Part II, Section 3 below) is still required of Covered Persons for an exercise of an option even if the shares so acquired will not be sold, i.e., an “exercise-to-hold”.

3.Definitions.

(a)Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)significant changes in the Company’s prospects;

(ii)significant write-downs in assets or increases in reserves;

(iii)developments regarding significant litigation, or government agency or other regulatory investigations or other actions;

(iv)liquidity problems;

(v)changes in earnings estimates or unusual gains or losses in major operations;

(vi)major changes in management;

(vii)clinical trial developments and developments with respect to marketing and post-marketing approvals;

(viii)significant product or product candidate developments;

(ix)declaration of or changes in dividends;

(x)extraordinary borrowings;

(xi)award or loss of a significant contract;

(xii)changes in debt ratings;

(xiii)proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, equity or debt financings, or purchases or sales of substantial assets;

(xiv)public offerings; and

(xv)a major cybersecurity incident.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material.

If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b)Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public,” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i)information available to a select group of analysts or brokers or institutional investors;

(ii)undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c)Compliance Officer. The Company has appointed the General Counsel of the Company as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i)assisting with implementation of this Policy;

(ii)circulating this Policy to all employees and consultants and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below; and

(iv)providing approval of any transactions under Part II, Section 4 below.

The Compliance Officer may designate in writing one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

In addition, if the Compliance Officer desires to complete any trades involving Company securities, he or she must first obtain the approval of the Chief Executive Officer or the Chief Financial Officer of the Company.

4.Violations of Insider Trading Laws.

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for amounts greater than the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek significant financial and other penalties from a company and/or management and supervisory personnel as control persons.

(b)Company-Imposed Penalties. Persons who violate this Policy may be subject to disciplinary action by the Company, including with respect to employees, dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

PART II

1.Blackout Periods.

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods.

(a)Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning on March 31, June 30, September 30 and December 31, as applicable, of each year and ending at the close of business on the second trading day following the date the Company’s financial results for the applicable quarter or period are publicly disclosed and Form 10-Q or Form 10-K is filed. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as the negotiation of mergers, acquisitions or dispositions, financings, or product or product candidate developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c)Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) that meets the SEC Rule 10b5-1 Trading Plan Guidelines attached hereto as Exhibit A.  Covered Persons may only enter into an Approved 10b5-1 Plan during a trading window, and any Covered Person who wishes to enter into an Approved 10b5-1 Plan must contact the Compliance Officer.

2.Trading Window.

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the third trading day following the date the Company’s financial results for the applicable quarter or period are publicly disclosed and Form 10-Q or Form 10-K is filed and ending on March 30, June 29, September 29 or December 30, as applicable. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.Pre-clearance of Securities Transactions.

(a)Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities.

(b)Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c)The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4.Prohibited Transactions.

(a)Covered Persons of the Company are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b)A Covered Person is prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

(i)Short-term trading. Covered Persons who purchase Company securities, including pursuant to the exercise of stock options, may not sell any Company securities of the same class for at least six months after the purchase;

(ii)Short sales. Covered Persons may not sell the Company’s securities short;

(iii)Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(iv)Trading on margin. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(v)Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5.Applicability of Policy to Former Covered Persons.

This Policy will continue to apply to Covered Persons for a period of time after their status with the Company terminates. Subject to additional terms, conditions, or restrictions that may be set forth in an agreement between the Covered Person and the Company, upon termination of their status with the Company, Covered Persons are no longer required to engage in transactions in Company securities exclusively during a trading window, but all other aspects of this Policy (including mandatory preclearance of any transactions in Company securities) shall apply until the later of (i) the commencement of the trading window following the public release of earnings for the fiscal quarter in which the Covered Person’s status with the Company terminates or (ii) the beginning of the second market trading day after the earlier of (a) the public disclosure of any material non-public information known to the Covered Person or (b) such time as any material non-public information known to the Covered Person is no longer material.

6.Acknowledgment and Certification.  All Covered Persons are required to sign the attached acknowledgment and certification.

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EXHIBIT A

SEC RULE 10b5-1 TRADING PLAN GUIDELINES

1.SUMMARY

Under the Company’s Insider Trading Policy, Covered Persons and other employees of the Company may, and are encouraged to, enter into 10b5-1 Trading Plans.

Rule 10b5-1 provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person must enter into a Rule 10b5-1 Trading Plan that meets the conditions specified in Rule 10b5-1. Rule 10b5-1 presents an opportunity for Covered Persons to establish plans to sell or purchase Company securities without the restrictions imposed by trading windows – even when in possession of material non-public information concerning the Company. Rule 10b5-1 only provides an “affirmative defense” if there is an insider trading lawsuit. It does not prevent anyone from bringing a lawsuit, nor does it prevent the media from reporting on any transactions executed pursuant to a plan.

You have the ultimate and exclusive responsibility for adhering to these guidelines and the requirements set forth herein. Any action on the part of the Company, the Compliance Officer, or any other employee pursuant to these guidelines (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws. As such, if you violate these guidelines, the Company may take disciplinary action, including dismissal for cause. You must notify the Compliance Officer if you become aware of a breach of these guidelines, either by you or by another person subject to these guidelines.

2.TYPES OF TRADING PLANS

You may have accounts with traditional brokers (e.g., Fidelity, etc.). Most traditional brokers offer a form of 10b5-1 Trading Plan that you can use to establish arrangements to purchase or sell Company securities. Any such form of 10b5-1 Trading Plan must be reviewed and approved by the Compliance Officer. The Compliance Officer may require that your broker modify its form of 10b5-1 Trading Plan to address restrictions imposed by these guidelines. If you are interested in adopting a 10b5-1 Trading Plan through your broker, please e-mail your broker and copy the Compliance Officer.

3.REQUIREMENTS FOR ESTABLISHING AND TRADING UNDER A 10B5-1 TRADING PLAN

(a)Minimum Plan Requirements. Your 10b5-1 Trading Plan must:

(i)Be entered into in good faith and during an open trading window at a time when you do not possess material non-public information concerning the Company.  Your 10b5-1 Trading Plan may not be entered into as part of a plan or scheme to otherwise trade on the basis of material non-public information concerning the Company. To comply with these requirements, you must complete a preclearance interview with the Compliance Officer prior to entering into your 10b5-1 Trading Plan.

(i)Be in writing and preapproved by the Compliance Officer.  The Compliance Officer must approve your written 10b5-1 Trading Plan before you may enter into it.

(ii)Include appropriate trading instructions. You may either specify the price, number of shares and date of trades ahead of time or provide a formula or other instructions by which your broker can determine the price, amount and date of trades.  Alternatively, you may simply authorize your broker to make purchase and sale decisions on your behalf without any control or influence by you.

(iii)For Section 16 Officers only, include closed trading windows for the five trading days before and one trading day after the release of quarterly earnings. Because transactions by Section 16 Officers are reported publicly, this proscription is intended to avoid the disclosure of trades in the immediate run up to and aftermath of the Company’s announcement of quarterly earnings.

(iv)Prohibit you from exercising any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. You may delegate discretionary authority to your broker, but in no event may you consult with your broker regarding executing transactions, or otherwise disclose information to your broker concerning the Company that might influence the execution of transactions, under your 10b5-1 Trading Plan after it commences.

(v)Include a minimum cooling off period. Specifically, if you are a Section 16 Officer or a director, trading under your 10b5-1 Trading Plan may not begin until after the expiration of a cooling off period ending on the later of

(1) 90 days after your adoption of your 10b5-1 Trading Plan or (2) the third business day after the filing date of the Company’s Form 10-Q (or Form 10-K for any 10b5-1 Trading Plan executed during the fourth fiscal quarter) for the fiscal quarter in which your 10b5-1 Trading Plan was adopted, up to a maximum of 120 days. For all other persons, the 10b5-1 Trading Plan may not begin until after the 31st day after the adoption of your 10b5-1 Trading Plan. A cooling off period is required by SEC rules and designed to minimize the risk that a claim will be made that you were aware of material non-public information concerning the Company when you entered into the 10b5-1 Trading Plan and that the plan was not entered into in good faith.

(vi)Include an expiration date that is at least six months but not more than 18 months from the effective date of your Trading Plan. We will not approve plans with terms less of than 6 months or in excess of 18 months.  Shorter-term plans may be viewed as an attempt to make advantageous short-term trades, and longer-term plans are likely to have to be amended or terminated, which defeats the ultimate purpose of 10b5-1 Trading Plans.]

(vii)Include representations at entry. Your 10b5-1 Trading Plan must include representations that, at the time of adoption, you (1) are not aware of material non-public information about the Company or its securities and (2) you are adopting the contract, instruction or plan in good faith and not as part of plan or scheme to evade the prohibitions of SEC Rule 10b5-1.

(c)Trading Outside Your 10b5-1 Trading Plan. You may only purchase or sell Company securities outside of your 10b5-1 Trading Plan in accordance with our Insider Trading Policy. In addition, you may not buy or sell Company securities in an effort to use a hedging strategy to offset your plan trades while a plan is in effect. Any trading outside of your 10b5-1 Trading Plan will be subject to heightened scrutiny for potential hedging and, depending on the circumstances, it may be advisable not to engage in any trading outside the plan.

(d)Limit on Overlapping Plans. You may not have more than one 10b5-1 Trading Plan outstanding at the same time, except in limited circumstanced pursuant to Rule 10b5-1 and subject in all cases to preapproval by the Compliance Officer.

(e)Limit on “Single Trade” Plans. Subject to and in accordance with the terms of Rule 10b5-1, you may not have more than one “single trade” 10b5-1 Trading Plan during any 12-month period.

(f)Amendment, Suspension or Termination of a Plan.  Amendments, suspensions, and terminations will be viewed in hindsight and could call into question whether the 10b5-1 Trading Plan was entered into in good faith. As a result, amendments, suspensions, and terminations of 10b5- 1 Trading Plans require preapproval of the Compliance Officer, which will inquire into the change in circumstances that has occurred since the inception of the plan that is giving rise to the requested amendment, suspension, or termination. Scheduled sales or purchases of Company securities pursuant to your 10b5-1 Trading Plan will not be halted during the pendency of your amendment, suspension, or termination request. The Company has the right at any time to require additional and/or different requirements in connection with the amendment, suspension, or termination of a trading plan in order to protect you and the Company from potential liability. Further, your 10b5-1 Trading Plan may be terminated or suspended by the Company at any time and for any reason.

(g)Additional Plan Provisions. 10b5-1 Trading Plans must be operated in good faith and otherwise comply with Rule 10b5-1. None of the requirements or plan terms currently contemplated by these guidelines are exhaustive or limiting on the Company. The Company has the right to require the inclusion of additional provisions in your plan designed to protect you and/or the Company, whether before or after the plan has been approved by the Compliance Officer, or to delete or amend existing provisions.

(h)Disclosures.  The Company will be required to make certain quarterly disclosures, in accordance with Rule 10b5-1, regarding any adoption, modification or termination of a 10b5-1 Trading Plan by a director or Section 16 Officer. Upon the occurrence of any such adoption, modification or termination, such persons are required to promptly furnish the Compliance Officer information regarding the date of adoption, termination or modification of the 10b5-1 Trading Plan, the 10b5-1 Trading Plan’s duration, the aggregate number of securities to be sold or purchased under the 10b5-1 Trading Plan and any other information reasonably requested by the Compliance Officer.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

______________________________

(Signature)

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(Please print name)

Date: ________________________